January 17, 2014

VIA EDGAR & OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Federal Signal Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 15, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 9, 2013

File No. 001-06003

Dear Ms. Cvrkel:

We are in receipt of your comment letter dated December 19, 2013, regarding the following filings of Federal Signal Corporation (the “Company”): the Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013 (the “Form 10-K”), and the Form 10-Q for the quarter ended June 30, 2013, filed with the Commission on August 9, 2013 (the “Form 10-Q” and together with the Form 10-K, the “Filings”). We have set forth below in bold the comment in the comment letter followed by our response.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 16

1.	The Executive Summary section is intended to provide the key highlights of your results of operations to an investor. Although we do not expect you to repeat information already included in detail in Results of Operations or other MD&A sections, we believe you should mention any factors that positively or negatively contributed to results of operations, including a discussion of key performance indicators and non-financial performance measures that management uses to manage the business, in order to provide a fair and balanced overview without duplicating the details that are provided in other sections of MD&A. Please confirm your understanding of this matter and that your will revise future filings accordingly.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

Response:

We acknowledge that the Executive Summary section is intended to provide the key highlights of our results of operations to an investor. We will revise future filings to include discussion of additional significant factors that positively or negatively contributed to results of operations, including a discussion of key performance indicators and non-financial performance measures that management uses to manage the business. We are currently in process of drafting our Form 10-K for the year ended December 31, 2013 and will incorporate this additional information in that filing, as well as an overview of the Company’s results for the fiscal year ended December 31, 2013. We anticipate that the additional information will include a discussion addressing the Company’s previously announced strategic objectives for 2013 and the progress made against those strategic objectives.

Results of Operations, page 17

2.	We note selling, engineering, general and administrative expenses represent a material component of your income statement. In this regard, please revise future filings to discuss the fluctuations (or lack thereof) within selling, engineering, general and administrative line item separate from your discussion of operating income, as the reasons for the fluctuations are not always evident from your discussion within operating income. If the changes or fluctuations are attributed to more than one factor, please separately quantify each factor. These fluctuations should be discussed at both the consolidated and the segment levels within MD&A.

Response:

We will revise future filings to include discussion of significant fluctuations (or lack thereof) within selling, engineering, general and administrative expenses, describing the factors that caused such fluctuations and quantifying each such factor. The discussion will be separate from our discussion of operating income and will address significant fluctuations (or lack thereof) at both the consolidated and segment levels within MD&A.

3.	Furthermore, please tell us and expand your discussion within MD&A to discuss the significant components (e.g. rent, depreciation, salaries, etc.) that comprise cost of sales and selling, engineering, general and administrative line items pursuant to Item 303(A)(3)(i) of Regulation S-K.

Response:

The significant components of cost of sales include material costs, labor and overhead costs, product shipping costs, depreciation expense, compensation-related expense attributable to employees directly involved in revenue-generating activities (including salaries, benefits, bonus, pension and stock compensation) and warranty expense.

The significant components of selling, engineering, general and administrative expenses typically include compensation-related expense for all other employees (including salaries, benefits, bonus, pension and stock compensation), research and development costs, depreciation expense, legal costs, commission expense, travel-related expense, insurance costs and rent.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

In future filings, we will expand the discussion in MD&A to discuss significant fluctuations in key components that comprise cost of sales and selling, engineering, general and administrative expenses.

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statement of Operations, page 2

4.	We note during the three months ended June 30, 2013 you recognized an income tax benefit of $101.4 million and you disclose in Note 4 on page 10 that based upon qualitative and quantitative analysis of current and expected domestic earnings, industry and market trends, and other contributing factors resulted in a more than likely conclusion of being able to realize a significant portion of your U.S. deferred tax assets. To that effect, your valuation allowance decreased by $102.4 million in the second quarter of 2013. We also note from your disclosure that you have been able to sustain positive earnings despite low demand for products and services that has occurred in many of your markets during the current and previous three years and that your earnings have become positive on a cumulative basis through this period. In this regard, please reconcile your conclusion with the statements made in your Form 10-K for the fiscal year ended December 31, 2012 where you disclose beginning in the fourth quarter of 2010, you had three years of cumulative domestic losses for continuing operations and in 2012 and 2011, you recorded additional valuation allowances of $9.4 million and $11.1 million, respectively, against your domestic deferred tax assets. You also indicate that having three years of cumulative losses limits your ability to look to future taxable income as a source for recovering your deferred tax assets. Please explain to us in detail the significant change in events that occurred subsequent to December 31, 2012 which allowed you to conclude in a relatively short timeframe that $102.4 million of deferred assets would be more than likely realizable. As part of your response, please provide us with your detailed analysis of the positive and negative evidence considered and the weight given to each, commensurate with the extent to which the evidence was objectively verifiable, in determining that the valuation allowance was no longer needed. We may have further comment upon receipt of your response.

Response:

The determination of the need to record a valuation allowance on deferred tax assets requires judgment in assessing trends, future profitability and other factors. As explained in more detail below, in recent years the Company has experienced (a) the sale and discontinuance of unprofitable operations during 2012, (b) steadily improving profitability in its continuing domestic operations, (c) rapid reduction in its financing costs (as a result of using proceeds from the sale of the discontinued operations to pay down debt and refinancing of its debt during the first quarter of 2013), and (d) at least temporary relief from persistent litigation costs during 2013. As a result, the Company emerged from a three-year cumulative domestic loss position (excluding the results of discontinued operations) during the second quarter of 2013. In addition, the Company has developed plans for its continuing operations which sustain and continue to build on the improved operating results

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

demonstrated during the last three years, during which there was sequential improvement. Even without additional improvement into the future, the Company’s profitability outlook and forecasts readily supported (and continue to support) the likely utilization of the majority of its domestic deferred tax assets prior to the end of their expiration periods. Therefore, in the Company’s carefully considered judgment, it was appropriate to remove valuation allowance on such deferred tax assets during the second quarter of 2013.

The Company has regularly evaluated the need for a valuation allowance on deferred tax assets by considering the positive and negative evidence, including its three-year domestic loss position and the potential ongoing and future income-generating capacity of its business. Consistent with accounting guidance, we regard recent and historical profit and losses to be the most objectively verifiable evidence.

In accordance with ASC 740-10-30-21, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. At December 31, 2012, the Company had significant three-year cumulative domestic losses of $123 million. These losses included the results of discontinued operations, which generated significant operating losses in the three years ended December 31, 2012.

The existence of the cumulative three-year loss position at December 31, 2012 constituted significant negative evidence toward a conclusion that a valuation allowance was needed. However, in determining the need for a valuation allowance, the Company considered the guidance in ASC 740-10-30-22, which includes examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there also is negative evidence. Specifically, ASC 740-10-30-22 (c) states that such positive evidence may include “…a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”

In this regard, the Company evaluated the results of discontinued operations and concluded that such results are not a contributing factor for future results and are not indicative of a continuing condition. The Company therefore conducted its primary evaluation of the cumulative loss position after excluding the results of discontinued operations.

The majority of the Company’s domestic losses in the three year period ended December 31, 2012 related to the results of the Company’s FSTech business, which was sold in the third quarter of 2012 and is classified as a discontinued operation. In addition, although the Company’s domestic continuing operations were steadily improving, we continued to be in a three-year cumulative domestic loss position at December 31, 2012. As this cumulative loss derived from continuing operations, the Company was unable to conclude on an objectively verifiable basis that the losses were an aberration. The Company therefore concluded that, at December 31, 2012, there was not sufficient positive evidence to overcome the significant negative evidence arising from the Company’s cumulative three-year domestic loss position.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

Furthermore, in evaluating the need for a valuation allowance against domestic deferred tax assets at December 31, 2012, the Company also considered the fact that it was projecting a domestic loss for the first quarter of 2013 as additional negative evidence. The projected first quarter loss was due to significant charges expensed in connection with the anticipated March 2013 debt refinancing. While such expenses are not extraordinary, they also were not indicative of a deterioration in the operating results of the Company’s continuing operations, which continued to improve. Absent the charges in connection with the debt refinancing, the Company would have generated domestic income in the first quarter of 2013.

In the face of a three-year cumulative domestic loss from continuing operations and an anticipated domestic loss for the first quarter of 2013, the Company concluded that a valuation allowance should continue to be recorded against domestic deferred tax assets at December 31, 2012.

Although the Company’s continuing operations generated a domestic loss in the first quarter of 2013, domestic earnings from continuing operations in the second quarter of 2013 were $16 million pre-tax. This strong performance, together with losses falling out of the cumulative three-year period, resulted in the Company emerging from its three-year cumulative domestic loss position from continuing operations during the second quarter of 2013. Cumulative domestic earnings for the three-year period ended June 30, 2013, excluding the results of discontinued operations, were $16 million. As a result of attaining a positive three-year cumulative earnings position, and considering other factors discussed below, the Company determined that there was sufficient positive evidence as of June 30, 2013 to support a conclusion that a valuation allowance for domestic deferred tax assets was no longer needed.

Other positive evidence that the Company considered in reaching its conclusion included the following:

•	Successful debt refinancing actions undertaken in the first quarter of 2013
•	On March 15, 2013, the Company successfully refinanced its domestic debt agreement. This was a significant accomplishment in the face of highly uncertain prospects, and it had a significantly positive impact on the Company’s outlook. As a result of this refinancing exercise, the Company’s interest expense projections for the remainder of 2013 and beyond were significantly reduced from recent historical levels. Interest expense averaged approximately $5.3 million per quarter in 2012, compared to approximately $1.6 million per quarter following the refinancing.
•	Lower hearing loss litigation expenses
•	As noted in the notes to condensed consolidated financial statements included in the Form 10-Q (Note 6), the Company has been sued by firefighters seeking damages claiming that exposure to the Company’s sirens has impaired their hearing and that the sirens are therefore defective. The legal costs incurred in defending these cases, which may be material in any given year, are unpredictable and are highly correlated to the timing or frequency of trials. During the second quarter of 2013, the Illinois Appellate Court granted the Company’s appeal petition, therefore staying all Cook County proceedings pending further briefing and a final decision from the Court. Consequently, the Company’s projected expenses relating to hearing loss litigation in 2013 were reduced significantly, boosting the Company’s near-term income projections, largely due to lower levels of trial activity than previously anticipated. Company projections factor in increases to hearing loss litigation expense in future years.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

•	Continued improvement in results of the Company’s domestic businesses
•	In the three years ended December 31, 2012, there was sequential improvement in the results of domestic continuing operations. In 2010, our continuing operations incurred a domestic pre-tax loss of $13.6 million, whereas in 2011 and 2012 the continuing businesses generated annual domestic pre-tax income of $2.5 million and $10.0 million, respectively. Despite this gradual improvement, there remained a high level of uncertainty at the end of 2012 regarding performance in future periods, which was dependent in part on improved stability in certain markets served by the domestic businesses. These markets include U.S. municipal customers who have experienced significant financial stress in recent years.
•	In the second quarter of 2013, the Company’s domestic businesses exceeded Company projections for operating income. There was also a notable increase in orders at the Company’s domestic businesses, and the Company increased its forecast of domestic income for 2013. (That forecast has since been exceeded.)
•	With a significantly improved and upward-trending outlook in the Company’s continuing domestic businesses (even after considering a projected increase in hearing loss litigation expense in future years), expectations for future years’ operating performance are at a level that support the utilization of the deferred tax assets on which valuation allowance was released.
•	At the end of the third quarter of 2013, the Company had cumulative three-year domestic earnings (excluding discontinued operations) of approximately $25 million. Based on our current projections, the Company is estimating that its cumulative domestic earnings position will increase significantly from this amount at the end of the fourth quarter of 2013.

After careful consideration of all the positive and negative evidence described above, including the refinancing of the Company’s debt and recent history of profitability in the Company’s domestic operations, during the second quarter it was considered “more likely than not” that the deferred tax assets would be utilized prior to expiration. As a result, in the second quarter of 2013, the Company determined that a substantial portion of the valuation allowance against domestic deferred tax assets was no longer required and a $102.4 million reduction in the valuation allowance was recorded.

Management’s Discussion and Analysis, page 20

Financial Condition, Liquidity and Capital Resources, page 25

5.

Reference is made to the performance measure debt to adjusted EBITDA ratio. We note from your disclosure that the company uses the ratio of total debt to adjusted EBITDA to measure long-term financial stability and you believe it is a meaningful metric to investors and other interested parties. We further note from footnote (b) you provide a reconciliation of adjusted EBITDA to income from continuing operations. Please note that the most directly comparable US GAAP measure for reconciling EBITDA is typically net income (loss) for operating performance measures and cash flows from operating activities for liquidity measures. As it appears that you use the

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

metric as a liquidity measure, operating cash flows may be the most directly comparable US GAAP measure. Please revise or advise otherwise. Furthermore, your presentation of debt to adjusted EBITDA represents a non-GAAP financial measure for which you are required to provide the disclosures required by Item 10(e) of Regulation S-K, including the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Please revise accordingly.

Response:

For management purposes, the Company utilizes adjusted EBITDA as an operating performance measure and the ratio of total debt to adjusted EBITDA as a measure of financial condition. Please note that in our second quarter Form 10-Q, we modified the language in this section of our MD&A from that used in our Form 10-K to explain that the Company provides the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against the operating performance measure (adjusted EBITDA), and it believes that investors use it in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. Therefore, while the ratio may serve multiple purposes and may assist parties in assessing borrowing capacity, financial risk or other factors, the Company does not use adjusted EBITDA as a liquidity measure for management purposes.

We agree with your statement that the most directly comparable US GAAP measure for reconciling EBITDA, when used as an operating performance measure, is typically net income (loss). Further, EBITDA is calculated from net income (loss) by adding back taxes, depreciation and amortization. The only difference between net income (loss) and net income (loss) from continuing operations is net income (loss) from discontinued operations. Because of the significant losses generated by the Company’s discontinued operations in the periods presented and the fact that we do not consider discontinued operations to be indicative of our continuing operating performance, we believe that reconciliation of adjusted EBITDA to net income (loss) from continuing operations is therefore clearest and most useful to investors.

The Company believes it has included the disclosures required by Item 10(e) of Regulation S-K, including providing a reconciliation of adjusted EBITDA to net income from continuing operations. However, we will be more explicit in future filings regarding the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors, including those reasons discussed in the opening paragraph of this section.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Securities and Exchange Commission

Ms. Linda Cvrkel

January 17, 2014

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. Thank you.

Very truly yours, FEDERAL SIGNAL CORPORATION

By:	/s/ Brian S. Cooper
Brian S. Cooper, Chief Financial Officer

cc: Robert M. LaRose, Esq.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000